Exhibit 99.10

Date: April 25, 2018

First Offer Notice

This First Offer Notice (this “Notice”) is given pursuant to Section 3.7 of the Third Amended and Restated Investors’ Rights Agreement relating to the shares of eHi Car Services Limited (the “Company”) dated December 11, 2013 (the “IRA”). Any term used but not defined in this Notice shall have the meaning given to such term in the IRA.

1)	ROFO Shares being Sold:

GS Car Rental HK Limited and GS Car Rental HK Parallel Limited (together the “GS Sellers”) propose to sell all of the 9,081,665 Class B Common Shares held by the GS Sellers (the “ROFO Shares”) in a single cash sale.

2)	Offer price per ROFO Share:

The price per ROFO Share that the GS Sellers are willing to accept is no less than US$7.25 (equivalent to a price of US$14.50 per ADS) (the “First Offer Price”) which amounts to an aggregate cash consideration of no less than US$$65,842,071.25 for the ROFO Shares.

3)	Other Terms and Conditions:

a.	The sale of the ROFO Shares shall occur at a single closing (the “Closing”) for all cash consideration, and may be implemented indirectly through a sale of the shares of the GS Sellers or their Affiliates.

b.	Notwithstanding the First Offer Price set out in paragraph 2 above, in the case of either a direct or indirect sale of the ROFO Shares, during the period (the “Top Up Period”) from the date of Closing until: (i) 18 months from the date of Closing; or (ii) if later than 18 months from the date of Closing (a) the completion of any of the Transaction(s), or (b) the withdrawal and/or termination of all of the Transaction(s) (including the termination of any of the consortium agreements relating to any of the Transactions):

i.	if a price higher than the First Offer Price has been offered since January 2, 2018, or is subsequently offered, by such purchaser of ROFO Shares (or a consortium of which it is a member, becomes a member, or is affiliated to a member of (the “Purchaser Consortium”)) to any holder of the outstanding common shares or ADS of the Company either via a direct or indirect sale, the First Offer Price shall be retroactively adjusted to reflect the difference between the higher price per common share (or the equivalent price per ADS) paid by the purchaser (or the Purchaser Consortium) and US$7.25 (equivalent to a price of US$14.50 per ADS); or

ii.

if the purchaser subsequently sells the ROFO Shares at a price higher than the First Offer Price to one or more members of a consortium that at any time before the end of the Top Up Period has submitted a proposal to the board of directors of the Company for an acquisition transaction pursuant to which the Company would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended, then the First Offer Price shall be retroactively adjusted to reflect the difference between the higher price per common share (or the equivalent price per ADS) paid to the purchaser and US$7.25 (equivalent to a price of US$14.50 per ADS); and

iii.	in the event that an additional payment is required pursuant to subsection (i) or (ii), above, the purchaser shall be obligated to pay the difference in cash within three (3) business days of the purchaser’s offer or receipt of such higher price.

For the purposes of this Notice a “Transaction” shall mean the proposals submitted, as of the date of this Notice, to the board of directors of the Company for an acquisition transaction pursuant to which the Company would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended.

c.	In connection with the sale of the ROFO Shares, the GS Sellers will not provide any representations or warranties other than customary representations and warranties as to their title to the ROFO Shares.

4)	Required Response In accordance with Section 3.7(b) of the IRA, please provide written notice of your intention to exercise the right of first offer and acquire the ROFO Shares on the terms set out in this Notice no later than May 5, 2018. Failure to respond by such date shall be deemed to be a waiver of your right of first offer pursuant to Section 3.7(a) of the IRA.

For any questions or enquiries relating to this Notice, please contact Richard Zhu, Managing Director by phone
(86(10)6627-3298) or Email (Richard.Zhu@gs.com).

GS CAR RENTAL HK PARALLEL LIMITED

By:	/s/ Marielle Stijger	/s/ Yvanna Essomba
Name:	Marielle Stijger	Yvanna Essomba

Title:	Manager	Manager

Address:	Level 28, Three Pacific Place
1 Queen’s Road East
Hong Kong

Fax: +852 2978 0440

GS CAR RENTAL HK LIMITED

By:	/s/ Marielle Stijger	/s/ Yvanna Essomba
Name:	Marielle Stijger	Yvanna Essomba
Title:	Manager	Manager

Address:	Level 28, Three Pacific Place
1 Queen’s Road East
Hong Kong

Fax: +852 2978 0440

3